[Baker, Donelson Letterhead]

May 5, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

ATTN:  Caleb French, Esq.

Re:       Mechanical Technology, Incorporated

Registration Statement on Form S-1

Originally Filed April 18, 2017

File No. 333- 217351

Dear Mr. French:

On behalf of Mechanical Technology, Incorporated (the “Company”), we have filed today Pre-Effective Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form S-1 referenced above (the “Registration Statement”).

We have revised the incorporation of the Company’s proxy statement for its 2017 annual meeting of stockholders in accordance with the staff’s comment.  Please see page 12 of the Amendment.

Further, you asked for an explanation as to the necessity to include the reference to Section 630 of the New York Business Corporation Law with respect to the non-assessable portion of the legal opinion filed as Exhibit 5.1 to the Registration Statement.  The following explanation has been provided to us for inclusion herein by Couch White, LLP, local counsel to the Company, who issued the legal opinion filed with the Registration Statement:

Section 630(a) of the New York Business Corporation Law provides that “[t]he ten largest shareholders” of every New York corporation, “no shares of which are listed on a national securities exchange or regularly quoted in an over-the-counter market by one or more members of a national or an affiliated securities association, shall jointly and severally be personally liable for all debts, wages or salaries due and owing to any of [the corporation’s] laborers, servants or employees other than contractors, for services performed by them for such corporation.”  New York Business Corporation Law §630(b) provides that “wages or salaries” means “all compensation and benefits payable by an employer to or for the account of the employee for personal services rendered by such employee.”

U.S. Securities and Exchange Commission

May 5, 2017

            In the legal opinion of Couch White, LLP filed with the Registration Statement, Section 630 of the New York Business Corporation Law is excepted from the Firm’s opinion with regard to the non-assessability the Company’s common stock.  This is required in light of the traditional view that “nonassessable” stock is stock that does not subject its holder to an obligation to make further payment to or on behalf of the corporation, whether pursuant to statute or charter.  In the instant situation, in the event that the Company’s common stock was either deemed by New York State to not be “regularly quoted” on the OTC Markets, where the stock is currently quoted, or ceases entirely to be so quoted at a later date, then-current holders of the shares covered by the Registration Statement  (the “Shares”) may be one of the largest ten shareholders of the Company and therefore viewed by New York as statutorily subject to and personally liable for the Company’s obligations to its “laborers, servants or employees” pursuant to Section 630 of the New York Business Corporation Law.  Couch White, LLP’s legal opinion recognizes this possibility and properly excepts such contingent shareholder liability for an obligation of the Company from the “non-assessability” opinion with regard to the Shares.

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If we can be of further assistance in facilitating the staff’s review, please contact the undersigned at (410) 862-1141 or psomergreif@bakerdonelson.com.

Sincerely,

/s/ Penny Somer-Greif
Penny Somer-Greif

cc:        Lisa Brennan

            Frederick W. Jones

            Mechanical Technology, Incorporated